Securities and Exchange Commission
                             Washington, D.C. 20549
                        -------------------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                                Amendment No.5

                            The Portugal Fund, Inc.
- ------------------------------------------------------------------------------
                                (Name of Issuer)


                                 Common Stock
- ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   737265108
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                                 (CUSIP Number)

		Ralph W. Bradshaw
		c/o Deep Discount Advisors, Inc.
		One West Pack Square, Suite 777
		Asheville, NC 28801
		(828) 255-4833

- ------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 August 2, 1999
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                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]


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CUSIP No.:  737265108                 13D                    Page 2
- ---------------------                                        --------

==========================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

        Deep Discount Advisors, Inc.
===========================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                        (a) [ ]
          OF A GROUP                                                   (b) [ ]
===========================================================================
3         SEC USE ONLY

===========================================================================
4         SOURCE OF FUNDS                                                OO
===========================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                                 [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
===========================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   One West Pack Square, Suite 777 Asheville, NC 28801
===========================================================================
  NUMBER OF  |    | SOLE VOTING POWER
   SHARES    |  7 |                                  1089200
============================================================================
BENEFICIALLY |    | SHARED VOTING POWER                 0
    OWNED    |  8 |
============================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER          1089200
 REPORTING   |  9 |
============================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER             0
    WITH     | 10 |
============================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                             1089200
=======================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                             [ ]
          (11) EXCLUDES CERTAIN SHARES
=======================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                           20.4%
=======================================================================
14        TYPE OF REPORTING PERSON                                          IA
======================================================================


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CUSIP No.:  737265108                 13D                    Page 3
- ---------------------                                        ----------

===============================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

	Ron Olin Investment Management Company
===============================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                        (a) [ ]
          OF A GROUP                                                   (b) [ ]
========================================================================
3         SEC USE ONLY

======================================================================
4         SOURCE OF FUNDS                                                   OO
======================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                                 [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
======================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   One West Pack Square, Suite 777 Asheville, NC 28801
=====================================================================
  NUMBER OF  |    | SOLE VOTING POWER
   SHARES    |  7 |                                  665300
=====================================================================
BENEFICIALLY |    | SHARED VOTING POWER                0
    OWNED    |  8 |
====================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER      665300
 REPORTING   |  9 |
=====================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER              0
    WITH     | 10 |
======================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                  665300
=====================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                             [ ]
          (11) EXCLUDES CERTAIN SHARES
=========================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                             12.4%
=======================================================================
14        TYPE OF REPORTING PERSON                                          IA
=========================================================================

This Amendment No. 5 supplements and updates information in Item 4 and Item 5.


ITEM 4.           PURPOSE OF TRANSACTION

THE BOARD REJECTS REGISTRANT'S INITIATIVES AND SUGGESTIONS

The Issuer (the "Fund") issued a press release on July 30 announcing that it planned to present shareholders with an open-ending proposal containing a redemption fee and requiring a super-majority vote for approval. In spite of a "gentlemen's agreement" not to characterize Registrant's ideas in communications with shareholders, the Fund announced that Registrant had "recently expressed his opposition to open-ending the Fund." They failed to describe the reasons the Registrant was opposed to this particular open-ending proposal and the fact that the Registrant had not indicated opposition to a more effective and practical "merger" proposal that had been under consideration.


REGISTRANT IN DISCUSSIONS WITH ISSUER

Registrant was engaged in a proxy contest with the Fund when the Fund canceled the scheduled annual meeting of shareholders and announced that its Board was considering options to be presented by the adviser of the Fund to reduce or eliminate the discount at which the Fund's shares had been trading in the market. The Registrant was of the opinion at the time the meeting was canceled that the Registrant was likely to win the proxy contest and elect directors representing substantial shareholder interests who were more committed to enhancing shareholder value than candidates presented by the current Board.

The Registrant was contacted by the Fund on or about July 8 to discuss the proposed options it was taking under consideration. Prior to engaging in the discussion, the Registrant suspended all its market activity in the Fund's shares and signed a confidentiality agreement which expired at noon on August 2.

A meeting was held with the Fund's adviser and three of the six current directors at the offices of the Fund's adviser on July 13. At the beginning of that meeting, a "gentlemen's agreement" was reached between the Registrant and the other parties not to use ideas expressed and statements made during the meeting by the other side as a basis for attacking their positions in communications to shareholders.


OPEN-ENDING OR MERGER OPTIONS PRESENTED BY THE FUND

The two options presented by the Fund for consideration were "open-ending" and "merger." The open-ending would include a redemption fee to be paid by redeeming shareholders and would additionally allow the Fund to make "redemptions-in-kind" of the Fund's Portuguese securities to larger shareholders who redeemed. The merger involved an existing open-end fund acquiring the assets of the Fund and would permit the Fund's shareholders to hold shares of the open-end fund or redeem at full Net Asset Value (NAV) without any redemption fees. According to the Fund, the open-ending proposal would require approval of two-thirds of all outstanding shares of the Fund and the merger proposal would require approval of only a majority of shares.



REGISTRANT OPPOSED TO OPEN-ENDING PROPOSALS WITH REDEMPTION FEES IMPOSED

The Registrant indicated its opposition to the open-ending proposal, as presented, because it required shareholders not wishing to be in an open-end structure to pay a redemption fee to leave, it might force large shareholders to take considerable trouble and expense to sell Portuguese securities delivered via redemptions-in-kind, and because of the likelihood that the requisite two-thirds approval of all outstanding shares could not be achieved. Furthermore, the Registrant felt that the remaining assets likely to be left in the Fund after redemptions would not allow it to survive as a viable economic entity. The Registrant expressed its belief that the merger proposal was a far better choice if the Board was determined to dismantle the Fund in an effort to deliver shareholder value, but that more effective methods of maximizing long-term shareholder value existed other than the two limited options being considered. For example, the Registrant pointed out that another closed-end fund with which Registrant was involved, Clemente Strategic Value Fund, had restructured its Board nine months earlier and had shifted its focus to maximizing shareholder value by enhancing performance and buying large amounts of its own shares at a discount. From 10/6/98, immediately after the buyback program began, through 7/9/99, the Clemente fund share price increased +72%. This far surpassed U.S. and European market returns, where most of that fund's portfolio investments were concentrated.

REGISTRANT DESIRED THAT MORE EFFECTIVE AND TIMELY MEASURES BE TAKEN

The Registrant expressed its belief that the Board should be reconstituted to better reflect the interests of existing shareholders, that steps should be taken immediately to provide the flexibility for the Fund's adviser to improve performance, and that more practical and immediate steps should be considered by the Board to enhance long-term shareholder value and to reduce the Fund's discount to nominal levels. Presenting the shareholders with an "open-end" option that may well fail to pass the super-majority requirement imposed by the Fund could hurt the shareholders and cause the subsequent discount to widen dramatically.



ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) The Fund's annual report, dated February 12,1999, states that, as of the close of business on December 31, 1998, there were 5,355,416 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number.

                  The Reporting Persons are the beneficial owners of 1,754,500 shares of Common Stock, which constitute approximately 32.8% of the outstanding shares of Common Stock.

                  (b) Power to vote and to dispose of the securities resides with the Advisors.

                  (c) Since the last filing, the following shares of Common Stock were traded in the open market:



 Date                Number of Shares                  Price Per Share
- -------            --------------------------               ---------------


6/30/99                 500    bought                        14.4375
7/6/99                 1300    bought                        14.1875
7/7/99                  600    bought                        14.1875

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                                   SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 2, 1999                        Deep Discount Advisors, Inc.


                                         By: /s/ Ralph W. Bradshaw
                                            ----------------------------
                                            Name: Ralph W. Bradshaw
                                            Title:  Secretary








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